MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2021
(Expressed in Canadian Dollars, unless otherwise stated)
November 15, 2021

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021

Introduction
The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Skylight Health Group Inc. (the “Company”, “SHG”, “we”, “us”, “our”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.
This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted.
The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In the opinion of management, all adjustments to arrive at adjusted EBITDA are considered necessary for a fair presentation and are further detailed in the Non-IFRS Measures section. Information contained herein is presented as at November 15, 2021, unless otherwise indicated.
The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This MD&A uses non-IFRS measures including “EBITDA” and “adjusted EBITDA”.  EBITDA, and adjusted EBITDA are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics.
For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if:
(i)such information results in, or would reasonably be expected to result in, a significant change in the market price or value of SHG’s common shares;
(ii)there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or
(iii)it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.
Company Overview
Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices
As of September 30, 2021, the balance sheet had a cash balance of $5.6 million. The Company has continued to position itself to see rapid organic and acquisition-based growth in the coming quarters as it remains focused on shifting its clinical operations to a VBC model.
The Company was founded in 2014, by founders with extensive experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. SHG is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. SHG positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with SHG while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. SHG also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.
SHG practices offer both in-clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand valued-based health service offerings to patients based on quality improvement plans aimed at population and patient health management.
Finally, SHG has a disciplined operating model that allows the Company to deliver desired results in a time-efficient and cost-effective manner to its clients and to run a fiscally responsible business.
Segmentation
The Company’s current revenue is generated predominantly through its medical services segment. In 2019, medical services were categorized as uninsured medical services. In

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
2020, the Company expanded significantly into insurable services which is where it expects to see its strongest growth in future periods. The Company has reported both insurable and uninsured services in a single consolidated medical services operating segment.
The Company also derives a small segment of revenue from projects in its Technology & Data Analytics division as well as its Contract and Research division (Software and Corporate segment). While both divisions are new, the Company expects growth in these areas as the Company’s offerings and the industry matures moving forward.
Key Highlights
The following are the major highlights of SHG’s operating results for the three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020:
Financial Highlights
•During the quarter, the Company has achieved a major milestone in revenue. Revenues for the quarter were $12.2 million, compared to $3.3 million for 2020, an increase of 269%. This increase was primarily due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021, slightly offset by the decrease of revenue in legacy fee for services business, as the Company shifts focus towards value-based care.
•Organic growth of approximately 8% during the quarter driven by improved revenue cycle management, provider access and patient flow acquisition.
•Gross profit was $7.6 million for the quarter, compared to $2.3 million for 2020. Gross margin was 62% for the quarter, compared to 71% for 2020. As the Company has focused on primary care, the majority of the revenue in Q3 2021 is from insurable based services business which tend to have lower margins than the legacy uninsured fee for services business. The Company expects to see future improvement in contracts with payors to improve gross profit margins along with improved optimization and utilization of schedules.
•Operating expenses were $11.5 million for the quarter, compared to $2.6 million for 2020, an increase of 348%. The increase was a result of a growth in operating expenses such as staffing and rent from primary care related clinical acquisitions made to date. Loss from operations was $3.9 million for the quarter, compared to $0.2 million for 2020. The decrease is mainly attributed to salary and wage increases related to the recruitment of key leadership, management and operational hires, as well as increased office and administration costs tied towards practice acquisition growth. Increased non-cash expenses of $1.9 million were related to share-based compensation in 2021 and depreciation and amortization, compared to $0.8 million for 2020.
•Adjusted EBITDA for the three months ended September 30, 2021 was a loss of $2.5 million compared to a gain of $0.3 million in 2020. This decrease aligns to the loss from operations mentioned above. In addition, increased office and administration costs and

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 professional fees (legal fees of $0.6 million, accounting fees of $0.3 million, consulting fees and other of $0.1 million during the three months ended September 30, 2021) were incurred as part of acquisition related expenses.
•The Company incurred negative cash-flow from operations for the nine months ended September 30, 2021 of approximately $7.8 million compared to positive cash flow from operation of $1.5 million in 2020 primarily due to higher salaries and wages, marketing and business development costs and professional fees to support future growth.
Operating Highlights
•On July 7, 2021, the Company appointed Dr. Kit Brekhus as Chief Medical Officer (“CMO”), taking over from Dr. Georges Feghali who served as CMO from February 2021.
•On July 13, 2021, the Company acquired 100% of the interest of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022 for a total cash consideration of $312.9 thousand (US$250.0 thousand). Subsequently, the Company determined it would not receive approval on the ACO application to the CMS by January 31, 2022. The cash paid on closing date of $78.2 thousand (US$62.5 thousand) has been recorded in trade receivable as of September 30, 2021.

•On August 26, 2021, the Company appointed Mohammad Bataineh as President, taking over from Kash Qureshi who will shift to Chief Corporate Officer, and will retain executive leadership and remains an Executive Member of the Board of Directors.

•On September 16, 2021, the Company acquired 70% of the membership interest of Pennsylvania based Primary Care Clinic Group, Aspire Health Concepts, Inc. (“Aspire”) for a total cash consideration of $2.0 million (US$1.6 million).
Key Subsequent Events of the three and nine months ended September 30, 2021

•On October 7, 2021, the Company announced the execution of a Participation Provider Contract with a leading Fortune 50 national healthcare organization who is a recipient of a Direct Contracting Entity (“DCE”) license, with the Company’s participation beginning in 2022.

•On October 12, 2021, the Company appointed Greg Sieman as senior vice president of marketing and communications. Prior to Skylight, Greg was SVP of Marketing at Oak Street Health, and, more recently, the chief revenue & communications officer at Lifespace Communities.

•On October 29, 2021, the Company announced the execution of a Definitive Agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs and Relaxed Clarity (“Legacy Business”). Terms of the transaction will be

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 total cash consideration of US$8.6 million. Payment terms will include cash on closing of US$4.0 million, with the remainder of the balance paid over three installments at 12 months, 18 months and 24 months from the date of closing. The transaction is expected to close no later than November 30, 2021, subject to customary closing conditions, exchange approval and board approvals.
Overall Performance and Outlook
The accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed interim consolidated financial statements. Such adjustments could be material.
Performance

The Company reported a second consecutive quarter of organic and inorganic growth with its results to both drive revenues through acquisitions and realize improved same practice revenue quarter over quarter. Revenue was up 16% from the previous quarter, and 269% compared to the same period the year before. Organic growth from acquisitions made in Q4 2020 and Q1-Q3 2021 contributed $0.6 million or 8% to revenue from the previous quarter. The Company also closed on the acquisition of Aspire Health, a primary care practice group in Pennsylvania during the quarter which contributed to partial revenue growth for the quarter. The Company expects that partial contribution in Q3 reflected by the timing of the close of Aspire will result in a greater increase in Q4 revenues. The Company remains committed to a strong growth by acquisition model fueled by a robust pipeline and progressive opportunities for value-based care contract participation.

During the quarter, the Company placed a heavy emphasis on the integration of Rocky Mountain and Doctors Center, both practices that were acquired in Q2, and where improvements to workflows, provider access and shared services have yielded organic growth both from improved revenues as well as cost synergies. While the Company saw some near-term improvements, it is focused on further centralizing shared services, which it expects will drive additional revenue and cost synergies across all practice locations. As part of enhancing operations within acquired practices, the Company is centralizing key functional areas within practice operations to boost economies of scale. With the recent addition of Greg Sieman as SVP marketing & communications, the Company will bolster marketing efforts to drive new commercial and Medicare patients into existing practices, and for future de novo sites.

While gross margins remained healthy for practices under a traditional fee-for-service model, they did decline from the year before, but remain consistent with expectations of between 60-70%. Primary care services drive lower margins than the previous legacy business, and although primary care revenue has increased due to acquisitions, the contribution of higher

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 margin services has reduced causing the decline. In the future, the Company expects that as it transitions to higher value-based care models, that these increased revenues will yield a higher gross margin. This will be a focus along with near term improvements and optimization of utilization rates of existing providers across the practices.
Skylight has seen a significant rise in expenses in the following major categories: salaries and wages, office and administration, share-based compensation, professional fees, and marketing activities as a result of eight clinical acquisitions made since Q4 2020. As a result of these acquisitions, the Company has increased total employee count by more than 360%. Of this, the majority of the increase (approximately 415%) is practice related while the home office shared service support team grew approximately 220%; our commitment to centralizing shared services will help create offsets allowing the Company to realize economies of scale. As the Company is in rapid growth mode driven by both an aggressive mergers & acquisition strategy and a future focus on organically shifting to VBC reimbursement models, additional investments in these areas enable the development of core competencies to realize stronger future growth potential met with higher value payor contracts.

During the three and nine months ended September 30, 2021, these items totaled $9.6 million and $23.9 million, respectively (three and nine months ended September 30, 2020: $1.9 million and $6.1 million, respectively). Over the nine months ended September 30, 2021, the Company worked to focus on bringing the right set of experience to its leadership and operational teams to cover all major functional areas. This included the hiring of Mohammad Bataineh as President, Dr. Kit Brekhus as Chief Medical Officer and Andrew Elinesky as Chief Financial Officer to name a few. In addition to these, the Company bolstered its operational teams in the areas of clinical leadership, marketing, revenue cycle management, operations & integrations, and payor contracting. As the Company will continue to grow key team members, it is in a strong position today to begin integrating and preparing acquired practices towards the transition to valued-based care models.

The increase in share-based compensation during the nine months ended September 30, 2021 is connected to the recruitment of key leadership, management and operational hires as part of its employee stock option plan. On a going forward basis, the Company expects to see further option issuances to employees as part of its human capital investment. Aligning employees to the growth of the Company is a strong differentiator and ensures a shared approach to driving shareholder value.

The increase in office and administration expenses during the nine months ended September 30, 2021 is related to the organic growth of the business due to the numerous acquisitions completed from Q4 2020 to Q3 2021, with increases to insurance, dues, and subscriptions also contributing. Compared to Q2 2021 and Q3 2020, the increase in office and administration related to the increase in directors and officers liability insurance, data conversion projects, increase in health insurance due to employee headcount and review of collectibles.

The increases in professional fees and marketing fees during the nine months ended September 30, 2021 mainly related to the acquisition of new clinics, listing on the TSX-V and Nasdaq and building a national Skylight brand.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021

The Company expects that by year end most investments made at the start of the year will result in both a higher growth of revenue driven organically and by acquisition but will also result in a stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to compete aggressively for market share growth. Further, as the Company advances its participation in value-based care programs, it expects to see increased expenses in the near term which will be offset by the expected growth in revenue through shared savings and more economical payor agreements.

With two consecutive quarters of organic growth, the Company continues to demonstrate its capabilities to not just acquire but integrate and manage practices under its umbrella. Further, while the Company continues to drive top line growth, it will continue to work to create opportunities for organic revenue and cost synergies.

With a robust acquisition pipeline, experienced operational team, existing contracts for Medicare and managed care patients, and an active market to support organic growth to value-based care, the Company believes it is well positioned for growth in the coming quarters.
Outlook
The need for improved primary care practice models in the US has never been greater than it is today. The Company believes its model for shifting fee-for-service primary care practices to a value-based care reimbursement model will close the gap in today’s widening shortage of primary care physicians. With the growing demand for accessible and affordable medical services in the US, the Company believes the following external factors will be significant contributors for growth for services. The Company believes it is well positioned to meet this growing opportunity.
•Growing perceived distrust and lack of personalized care delivered by larger legacy health networks are paving the way for disruption in the healthcare services sector where quality of care, accessibility and affordability will help create a new model for healthcare delivery.
•The rising cost in healthcare driven by higher acuity hospital services and lack of comprehensive patient care at the primary practice level, is leading national payors and governments to change reimbursement models to VBC which prioritizes quality over volume and holds physicians accountable.
•VBC not only has the opportunity to improve quality of care, lower cost of care management but can also be significantly more financially rewarding for primary care practices willing to share in risk.
•With over 56% of outpatient medical care operated by smaller groups of localized practitioners, and a growing demand for administrative needs to deliver care, the high cost of investment to support a VBC model is prohibitive and a barrier.
•The impact of the pandemic to independent primary care practices, rising levels of chronic care management and an aging population further amplifies the push for

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 consolidation and support to enable primary care providers to shift to a more profitable and long-term VBC model.
•Continued fragmentation of the primary care services market is leading to more opportunities to acquire disparate primary care clinics at attractive multiples. The Company is developing a robust national platform that not only generates overall efficiencies, but is aimed at integrating technology, access, and capabilities to transform current Fee for Service (“FFS”) practices to VBC. The conversion will lead to improved patient health outcomes, improved physician and patient satisfaction scoring, access, and better financial performance through strengthened contracts with payors.
•The Company serves as a white-knight platform for independent physician providers who find it both challenging and are limited in their capabilities to move into value-based care programs but have an active and robust patient base that can benefit from these programs. Skylight offers these practices, alignment, resources, technology, continuity, focus on patient care and the opportunity for growth within managed care contracts.

In addition to driving higher margins through improved patient outcomes, the Company believes it is well positioned for future growth through:
Acquisition of Primary Care Practice Groups

•The primary care sector in the US continues to remain highly fragmented with majority of consolidation done by regional and localized healthcare networks. Historically proven to be misaligned with primary care providers, health systems can be seen using practices as feeders to higher acuity service, and traditional private equity consolidators can see these practices as a platform for future sale. There is a growing demand for primary care providers to remain independent, while partnering with the right group to bring scale and capabilities to support a VBC model.
•The Company has already acted on this opportunity with recent acquisitions. The Company has a robust pipeline of targeted deal flow that remains price disciplined often acquiring these practices for considerably less than what they would be worth once they make the shift to taking on VBC health plans.
•The Company believes that contingent on an active market, proper access to capital and demand from physicians and payors, that it will remain highly acquisitive as part of its three-pronged growth plan.

Developing a Single System of Operation and Clinical Leadership

•Through a national management platform, the Company is focused on developing efficiencies and operational scale through its network of acquired practices. Nearly 40% of physician practices today seeking to drive towards VBC are partnered with a Management Services Organization (MSO).
•Many providers are not only seeking partnership but acquisition where they can still participate in small levels of ownership and reduce the burden of practice administration.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
•SHG, unlike a traditional MSO, acquires practices but brings with it the same infrastructure and support systems that practices can see in a MSO partnership. Through this capability, the Company is focused on driving clinical efficiencies that can lead to improved operations workflows, provider, patient and staff satisfaction and overall clinical profitability growth.
•SHG brings strong clinical leadership through its clinic, value & performance management teams that work with each provider and practice to educate, deliver and succeed on quality improvement plans for better patient health outcomes and an aligned cost of care practice.
Conversion from Fee-for-Service to Value-Based-Care

•The move to VBC continues to accelerate largely driven by payors and government. The shift enables a focus on quality over volume where the primary care provider services to be incented to provide a more comprehensive level of care for patients. This in turn creates improved quality outcomes for the patient improving the management of chronic care illnesses, prevention of future issues and management of downstream costs.
•The shift to value can take an evolutionary process where providers begin by stepping into managed care contracts offering shared savings, capitated care coordination, and/or a fixed per member per month model (PMPM) capitated model. The shift to value goes from:
•In the value-based model, the provider begins developing the tools and strategies to manage care and cost which can continue to drive them towards more risk sharing with payors and improving on the financial performance of contracts.
•As the provider continues to build the infrastructure to manage patient care and cost of care, the shift to total cost of care generates the greatest economic growth with the caveat that the provider is now responsible for the full healthcare dollar of that patient.
•SHG is committed to working with practices early in the conversion process, most of which are currently dominant FFS. FFS practices still represent the majority of practices in the US today.
•Data aggregation, actionable insights, and clinical leadership, combined with improved access, population health management strategies and services for patients will enable these practices to begin the shift to single sided risk, then full risk and ultimately to manage the total cost of care.
•The move to VBC can lead to significantly improved patient economics for the practice that will further enhance, incent, and improve the quality of care for patients. Through participation in the announced DCE, SHG now looks to begin year 1 participation in VBC on January 1, 2022. As SHG demonstrates and expands its capabilities and competencies within the DCE, it expects to expand its delegation of duties from payors, enter higher risk contracts and leveraging these to negotiate more favorable

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 contracts from payors where SHG looks to take on the total cost of care for its patients.
De Novo Based Growth to Build Additional Density in Core Markets

•Complementary towards the Company’s acquisition model, the Company has identified several opportunities to support density and capacity in existing markets through the organic model of new clinics buildout.
•Unlike a traditional de novo model, SHG will not be looking to enter a new market or region and building a brand or patient base with little to no previous brand exposure. Rather, SHG sees the de novo model as an opportunity to strengthen its current footprint in existing markets, where patients already recognize the brand, and benefits of the organizations.
•A centralized branding strategy enables SHG to build in existing markets where it may already have built up patient demand, and where existing facilities are not adequate to increase capacity.
•Additionally, a de novo strategy along with a focus on value-based care programs that can benefits patients in the community, in addition to increased convenience and access points across the network.
•SHG will look forward to communicating its de novo strategy in the coming months.

Discussion of Operations
For the three and nine months ended September 30, 2021, the Company has two reportable operating segments related to its software/research business and corporate, and medical services businesses, which also align with the two countries in which it operates, Canada and the United States.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
Operating results
The following is selected financial data derived from the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 and 2020:

(in 000’s of dollars)	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	12,203	3,310	27,890	9,942
Cost of sales	4,609	964	9,999	3,082
Gross profit	7,594	2,346	17,891	6,860
Operating expenses
Salaries and wages	5,453	1,182	12,412	3,688
Office and administration	2,549	388	4,840	1,187
Marketing and business development	345	111	1,893	217
Professional fees	1,084	48	3,092	539
Rent	170	14	301	111
Share-based compensation	204	217	1,614	501
Depreciation and amortisation	1,663	602	3,779	1,843
Total operating expenses	11,468	2,562	27,931	8,086
Loss from operations	(3,874)	(216)	(10,040)	(1,226)
Net loss	(3,436)	(1,312)	(9,861)	(2,909)
Revenue
The Company’s revenue for the three and nine months ended September 30, 2021 was $12.2 million and $27.9 million, respectively - growth of 269% and 181%, respectively. Revenue for the three and nine months ended September 30, 2021 consisted of clinic revenue amounting to $12.0 million and $27.5 million, respectively (three and nine months ended September 30, 2020: $3.3 million and $9.8 million, respectively) and contract research revenue and software amounting to $0.2 million and $0.4 million, respectively (three and nine months ended September 30, 2020: $0.1 million and $0.2 million, respectively).
Revenue compared to 2020 increased significantly due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021. The new acquisition of Aspire Care contributed $0.3 million during the quarter ended September 30, 2021.
Cost of sales
Cost of sales during the three and nine months ended September 30, 2021 totaled $4.6 million and $10.0 million, respectively (three and nine months ended September 30, 2020: $1.0 million and $3.1 million, respectively). The increase in cost of sales is due to new acquisitions during the past fiscal year and the nine months ended September 30, 2021 in comparison to the nine months ended September 30, 2020 and grew at a similar rate as the growth rate in revenues. Cost of sales pertains directly to the US clinical operations and mainly comprises service fees paid to doctors and nurse practitioners.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
The implementation of technology owned by the Company, including telehealth, improved both time per visit, but also expanded on clinician’s availability per hour. Despite this, the gross profit margin was 62% in Q3 2021 compared to 71% in Q3 2020. The margins in Q3 2020 were higher due to better margins on legacy fee for services business which was the primary source of revenue in Q3 2020 while in Q3 2021, the majority of the revenue is from insurable services business which have lower margins than the legacy fee for services business.
Operating expenses
Operating expenses during the three and nine months ended September 30, 2021 totaled $11.5 million and $27.9 million, respectively (three and nine months ended September 30, 2020: $2.6 million and $8.1 million, respectively). Operating expenses for the US and Canadian operations during the three months ended September 30, 2021 were $9.6 million and $1.9 million, respectively (three months ended September 30, 2020: $1.5 million and $1.1 million, respectively).
The increase in operating expenses during the three and nine months ended September 30, 2021 to $11.5 million and $27.9 million, respectively was mainly in relation to acquisitions of new clinics, listing on the TSX-V and Nasdaq, the recruitment of key leadership, management and operational hires as part of the employee stock option plan and building a national Skylight brand.
An increase in headcount mainly as a result of acquisitions and organic growth of the Company, listing on the TSX-V and Nasdaq, the recruitment of key leadership, management and operational hires as part of the employee stock option plan and building a national Skylight brand are the main reasons for the increase in operating expenses during the three and nine months ended September 30, 2021 versus the comparative period.
The Company was committed in 2020 and 2021 to reduce operating expenses realized through efficiencies in technology and economies of scale including those realized from the new acquisitions. As a result, comparing Q3 2021 to Q2 2021, total operating expenses (excluding the effect of share-based compensation) increased by 14%, in line with the increase of 16% of revenue of the business with the addition of Aspire Care and full quarter of Doctors Center acquired.
Net Loss
During the three and nine months ended September 30, 2021, the Company recorded a net loss amounting to $3.4 million and $9.9 million, respectively (three and nine months ended September 30, 2020: $1.3 million and $2.9 million, respectively). Net loss in the three and nine months ended September 30, 2021 was primarily due to higher marketing and business development in order to build a national Skylight brand, professional fees related to acquisitions and listing on the TSX-V and Nasdaq, office and administration, depreciation and amortization and share-based compensation expenses relating to the recruitment of key leadership, management and operational hires as part of the employee stock option plan.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
Quarterly Results
The following is selected financial data derived from the unaudited condensed interim consolidated financial statements for the quarters ended Q1 to Q3 2021 and 2020 and audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019:

(in 000’s of dollars)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	12,203	10,514	5,174	3,199	3,310	3,701	2,932	3,124
Cost of sales	4,609	3,770	1,620	1,029	964	1,088	1,030	1,052
Gross profit	7,594	6,744	3,554	2,170	2,346	2,613	1,902	2,072
Operating expenses
Salaries and wages	5,453	4,663	2,296	2,458	1,182	1,115	1,391	2,028
Office and administration	2,549	1,722	569	379	388	422	377	393
Marketing and business development	345	645	902	410	111	49	57	108
Professional fees	1,084	1,379	630	432	48	265	226	253
Rent	170	105	27	25	14	31	68	30
Share-based compensation	204	361	1,049	3,812	217	124	159	371
Depreciation and amortisation	1,663	1,365	751	482	602	627	614	610
Impairment loss	—		—	—	—	—	—	3,607
Total operating expenses	11,468	10,240	6,224	7,998	2,562	2,633	2,892	7,400
Loss from operations	(3,874)	(3,496)	(2,670)	(5,828)	(216)	(20)	(990)	(5,328)
Non-IFRS Measures
The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS.

Adjusted EBITDA
Adjusted EBITDA for the three and nine months ended September 30, 2021 was a loss of $2.6 million and $4.7 million, respectively, compared to an adjusted EBITDA gain (loss) of $0.3 million and $0.1 million, respectively, for the comparative periods. The decrease was mainly due to salaries and wages related to the recruitment of key leadership, management and operational hires, increased office and administration costs and increased professional fees (legal, accounting and consulting). See below for reconciliation of adjusted EBITDA to loss from operations:

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021

(in 000’s of dollars)	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income (loss) from operations	(3,874)	(216)	(10,040)	(1,226)
Depreciation, amortization (Note 1)	1,663	602	3,779	1,843
Interest (Note 1)	8	—	8	—
Share based compensation (Note 1)	204	296	1,614	595
EBITDA	(1,999)	682	(4,639)	1,212
Write-off of lease deposits (Note 2)	—	—	—	36
Capitalization of software development cost (Note 3)	(62)	(116)	(208)	(371)
Capitalization of lease payments (Note 3)	(763)	(235)	(1,729)	(768)
Acquisition costs (Note 4)	—	—	257	—
Nasdaq and TSX-V listing cost (Note 5)	64	—	455	—
Severance (Note 5)	134	—	134	—
Corporate marketing cost (Note 6)	32	—	1,042	—
Adjusted EBITDA	(2,594)	331	(4,688)	109
Note 1
Depreciation, amortization, and share-based compensation are non-cash items which are typically excluded to arrive at EBITDA. Interest is also an item which is typically excluded to arrive at EBITDA. To calculate EBITDA, the Company adjusts all material non-cash items which do not reflect operational performance of the business.
Note 2
Lease deposits were received by the Company over time but not adjusted to the appropriate accounts. These have been written off from the books during the period but are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.
Note 3
Capitalization has been included as an expense in the calculation of adjusted EBITDA because these expenses either relate to payroll or the Company’s leased properties and are not part of the unaudited condensed interim consolidated statement of loss and comprehensive loss. The Company believes that these are operational expenses and should be adjusted to arrive at adjusted EBITDA.
Note 4
Acquisition costs in relation to Rocky Mountain have been included as an adjustment to EBITDA given the size and magnitude of Rocky Mountain versus the other acquisitions which the Company has completed.
Note 5
Nasdaq and TSX-V listing and severance costs have been added back in the adjusted EBITDA calculation given they are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.
Note 6
Certain corporate marketing costs have been added back in the adjusted EBITDA calculation as they are expenses the the Company incurred as it rebranded and built a national brand and therefore adjusted to calculate adjusted EBITDA.
Financial Position
Significant Assets

(in 000’s of dollars)	September 30, 2021	December 31, 2020
	$	$
Cash	5,622	20,052
Trade and other receivables	8,250	529
Other intangible assets	19,774	6,474
Goodwill	10,747	2,224
Right of use assets	17,077	1,325
The significant increase in trade and other receivables is related to the River City Medical Associates Inc. and Rocky Mountain acquisitions, with increases in personal injury revenue

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 and urgent care revenue, respectively. The increases in other intangible assets, goodwill and right of use assets is due to all the newly acquired clinics during the nine months ended September 30, 2021. Significant decrease in cash is due to cash flows used by operations together with cash utilized in the acquisition of the new clinics.
Contractual Obligations
The Company’s contractual obligations primarily consisted of three areas: i) Accounts payable and accrued liabilities of $6.6 million as at September 30, 2021 which are expected to be paid in the next 12 months; ii) Purchase consideration payable of $3.9 million from the Company’s clinic acquisitions completed in Q4 2020 and the nine months ended September 30, 2021; and iii) Lease liabilities of $16.8 million ($1.7 million current and $15.1 million non-current) primarily as a result of the clinic acquisitions completed.
Outstanding share information

As at November 15, 2021, the date of the MD&A, the Company had the following number of common shares, warrants and options:

#
Common shares	38,904,962
Warrants	3,718,604
Options	2,625,795
Liquidity and Capital Resources

Nine Months Ended September 30,	2021	2020
(in 000’s of dollars)	$	$
Cash (used in) provided by operating activities	(7,814)	1,499
Cash used in investing activities	(20,205)	(371)
Cash provided by financing activities	13,801	5,338

Adjustments to arrive at operating cash flow for the nine months ended September 30, 2021 include adjustment for depreciation and amortization of $3.8 million (September 30, 2020: $1.8 million), foreign exchange gain of $0.2 million (September 30, 2020: gain of $0.3 million), accretion on purchase consideration payable and loan payable amounting to $0.2 million (September 30, 2020: $nil), interest on lease liabilities of $0.7 million (September 30, 2020: $0.1 million), share-based compensation of $1.6 million relating to the recruitment of key leadership, management and operational hires as part of the employee stock option plan (September 30, 2020: $0.6 million), adjustment for change in fair value of financial instruments amounting to gain of $12.0 thousand (September 30, 2020: loss $2.2 million), other income related to the forgiveness of the loan payable amounting to $0.9 million (September 30, 2020: $nil), gain on debt settlement of $nil (September 30, 2020: $0.3 million), and the change in non-cash working capital balances due to decrease (increase) in trade and other receivables of ($4.8 million) (September 30, 2020: $0.1 million), decrease (increase) in prepaid expenses of ($0.3 million) (September 30, 2020: $12.0 thousand),

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 increase (decrease) in accounts payable and accrued liabilities of $1.9 million (September 30, 2020: $0.2 million). The increase in cash utilized from operations during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 is attributable to higher net loss during the nine months ended September 30, 2021.
The Company’s cash used in investing activities for the nine months ended September 30, 2021 was $20.2 million (September 30, 2020: $0.4 million). The increase was primarily due to the purchase consideration paid related to the Q1 to Q3 2021 acquisitions of new clinics, purchase of furniture and equipment and software development.
The Company’s financing activities in the nine months ended September 30, 2021 comprised raising net proceeds of $12.7 million from a bought deal offering with a syndicate of underwriters, $0.8 million from the exercise of options, $1.4 million from the exercise of warrants, $1.0 million of loan proceeds for a short-term loan payable due in less than one year, partially offset by payment of principal on the loan amounting to $0.4 million and the payment of principal and interest on lease liabilities amounting to $1.7 million on the company’s leased premises.

The Company’s financing activities in nine months ended September 30, 2020 comprised raising net proceeds of $5.0 million from a private placement that closed on September 24, 2020, net proceeds of $0.2 million on exercises of warrants and proceeds from PPP loan amounting to $0.9 million, partially offset by the payment of principal and interest on lease liabilities amounting to $0.8 million on the company’s leased premises and repayment of related party loan amounting to $25.0 thousand.
As at September 30, 2021, the Company had a working capital surplus of $3.7 million (December 31, 2020: $18.6 million) and a cash balance of $5.6 million (December 31, 2020: $20.1 million). The working capital position has reduced primarily due to payments made for new and prior acquisitions as per their acquisition agreements.
The unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.
As of the balance sheet date, the Company had an accumulated deficit of $33,341 and negative cash flow from operations of $7,814 for the nine months ended September 30, 2021. The Company has positive working capital as of the balance sheet date of $3,708. The Company has raised debt and equity financing through 2017 to 2020 and during the nine months ended September 30, 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow however, the

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business.
Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue and debt and/or equity financing sufficient to fund its cash flow needs. These circumstances indicate the existence of material uncertainty that casts substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.
The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated statement of financial position. Such differences in amounts could be material.
The assessment of material uncertainties related to events and circumstances that may cast substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements as of September 30, 2021.
Related Party Transactions
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors. Professional services for the three and nine months ended September 30, 2021 relate to professional fees to a full-service business law firm. Mohammad Bataineh, President, is a former shareholder of the business law firm.
The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Salary and short-term employee benefits	593	321	1,409	545
Share based compensation	202	193	504	293
Directors’ fees	71	—	202	94
	866	514	2,115	932
Professional services of $19 and $37 for the three and nine months ended September 30, 2021 relate to professional fees paid to a full-service business law firm. Mohammad Bataineh, President, is a former shareholder of the business law firm. Professional services of $12 and $42 for the three and nine months ended September 30, 2020 relate to professional fees paid to a financial accounting and reporting services firm. The former CFO was outsourced from the firm.
New accounting standards issued but not yet effective
Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.
Use of estimates and judgments
The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.
Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2020.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
There were no significant changes in the Company's internal controls over financial reporting that occurred during the three and nine months ended September 30, 2021 except as relates

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 to the integration of acquisitions in the last 12 months, that have materially affected, or are reasonably likely to have materially affected, the Company's internal controls over financial reporting. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Limitation on scope of design

The Company has limited the scope on its disclosure controls and procedures and internal control over financial reporting evaluation to exclude acquisitions in the last 12 months, as permitted by securities regulators. The table below presents certain summary financial information included in the Company’s consolidated annual financial statements amounts related to these acquisitions excluded from our evaluation:

Selected financial information from the condensed interim consolidated statements of loss and comprehensive loss	Nine months ended September 30, 2021
(in 000’s of dollars)	$
Revenue	18,960
Net income	2,637

Selected financial information from the condensed interim consolidated statements of financial position	As at September 30, 2021
(in 000’s of dollars)	$
Current assets	9,262
Non-current assets	31,643
Current liabilities	6,871
Non-current liabilities	14,818
Risk Factors
The following section describes specific and general risks that could affect the Company. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that it currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity, and results of the Company’s operations could be materially adversely affected. The risk factors described below should be carefully considered by readers.
Limited Operating History
The Company, while incorporated in November 2014, began carrying on business in 2017 and has only very recently begun to generate revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
Cash Flow from Operations
The Company has historically not generated positive cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. For the three and nine months ended September 30, 2021, the Company had negative cash flows from operations of $3.5 million and $7.8 million, respectively, and reported a net loss of $3.4 million and $9.9 million, respectively. To the extent that the Company has negative cash flow in future periods, the Company may need to obtain additional financing to fund such negative cash flow.
Risks Associated with Acquisitions
As part of the Company's overall business strategy, the Company may pursue strategic acquisitions designed to expand its operations in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.
The Company is dependent on its relationships with the Skylight Health PCs
The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges.
A prohibition on the corporate practice of medicine by statute, regulation, board of medicine, attorney general guidance, or case law, exists in certain of the U.S. states in which the Company operates. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where the Company conducts its business, it does not own the Skylight Health PCs and contracts for healthcare provider services for its members through administrative services agreements (“ASAs”) with such entities and controls these entities through succession agreements with the providers. As a result, the Company’s ability to receive cash fees from the Skylight Health PCs is limited to the fair market value of the services provided under the ASAs. To the extent the Company’s ability to receive cash fees from the Skylight Health PCs is limited, the Company’s ability to use that cash for growth, debt service or other uses at the Skylight Health PC may be impaired and, as a result, the Company’s results of operations and financial condition may be adversely affected.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
The Company’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory, and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that the Company’s contractual relationships with the Skylight Health PCs, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, the Company must monitor its compliance with laws in every jurisdiction in which it operates on an ongoing basis, and the Company cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to the Company’s business. While the ASAs prohibit the Company from controlling, influencing or otherwise interfering with the practice of medicine at each Skylight Health PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that the Company’s contractual arrangements and activities with the Skylight Health PCs will be free from scrutiny from U.S. state authorities, and the Company cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe the Company’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the Company’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and the Company was unable to adapt its business model accordingly, the Company’s operations in affected jurisdictions would be disrupted, which could harm its business.
Operational Risks
The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non- compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in personal injury or death, environmental damage, adverse impacts on the Company's operation, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings, and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.
Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks
Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business. All of these factors could have a material and adverse effect on the Company’s business, financial condition, and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition, and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed herein. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.
Global Economic Risk
Global economic conditions could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or any of the states within the United States or any jurisdiction in which the Company operates or intends to operate could adversely affect the Company's business, financial condition, or results of operations.
Forward Looking Information
The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections, and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections, or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.
There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries may achieve.
Competition – General
There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, and client support.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
Competition – Health Care Clinics
The industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient services.
Management of Growth
The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
Reliance on Management
The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, or financial condition.
Dependence on suppliers and skilled labour
The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts, and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts, and components.
Risks Related to Software and Product Development
The Company continues to develop software and products. Inherent risks include:
•Lack of experience and commitment of team – The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.
•Unrealistic deadlines – Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.
•Improper budget – Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure.
•Lack of resources – Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
•Personnel hiring – The Company will be subject to extensive hiring requirements across all of its business lines as well as a need to release underperforming employees in order to perform and grow at the rate it intends. Staffing requirements may not be properly attained or assigned for/to specific tasks or company needs.
•Understanding problems of customers – Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.
•Inappropriate design – Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.
•Market demand obsolete – Market demand may become obsolete while a project is still in progress.
Risks Inherent in the Health Clinic Industry
Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct clinical business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate the Company’s clinic operation, regardless of whether the Company is generating revenue.
Material Impact of PIPEDA/HIPPA Legislation on the Company’s Business
Regulations under PIPEDA/HIPAA governing the confidentiality and integrity of protected health information are complex and are evolving rapidly. As these regulations mature and become better defined, the Company anticipates that they will continue to directly impact our business. Achieving compliance with these regulations could be costly and distract management’s attention from its operations. Any failure on the Company’s part to comply with current or future regulations could subject it to significant legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.
The Company’s investments in the United States and Canada are subject to applicable anti- money laundering laws and regulations.
The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021
(Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.
In certain circumstances, the Company’s reputation could be damaged
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company will not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having material adverse impact on financial performance, financial condition, cash flows and growth prospects.
Currency Fluctuations
Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets.
A substantial amount of the Company's revenue will be earned in US dollars, but a substantial portion of its operating expenses are incurred in Canadian dollars. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Company's business, financial condition, and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.
Requirements for Further Financing
The Company may need to obtain further financing, whether through debt financing, equity financing or other means. The Company must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Company can raise the required capital it needs to build and expand its current operations, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Company can obtain these funds, in which

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 case any investment in the Company may be lost. The raising of equity funding would also result in dilution of the equity of the Company's shareholders.
Litigation
The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.
Conflicts of Interest
Certain of the directors and officers of the Company are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.
Health Care Coverage
There is a possibility that healthcare companies can refuse to cover medical costs.
Dividend Policy
The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual number of dividends received from the Company will remain subject to the discretion of its Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors. Any future dividends paid by the Company would be subject to tax and potentially, withholdings.
Cautionary Statement Regarding Forward-Looking Information
Certain information contained in this MD&A and any documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements, or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 expectations will prove to be correct and such forward-looking statements included in this MD&A and any documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this MD&A or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:
(i)general business and economic conditions;
(ii)the intentions, plans and future actions of the Company;
(iii)the business and future activities of the Company after the date of this MD&A;
(iv)market position, ability to compete and future financial or operating performance of the Company;
(v)anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;
(vi)the timing and amount of estimated research & development expenditure in respect of the business of the Company;
(vii)operating revenue, operating expenditures; success of marketing activities; estimated budgets;
(viii)currency fluctuations;
(ix)the sufficiency of the Company’s working capital;
(x)requirements for additional capital;
(xi)risks associated with obtaining and maintaining the necessary government permits and licenses related to the business;
(xii)government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;
(xiii)compliance with environmental, health, safety, and other laws and regulations;
(xiv)the ability to attract and retain skilled staff;
(xv)market competition; and
(xvi)the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.
Forward-looking statements are based on the beliefs of the management of the Company, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events

Skylight Health Group Inc. (formerly CB2 Insights Inc.) Management Discussion and Analysis For the three and nine months ended September 30, 2021 or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading Risk Factors in this MD&A.
The list of risk factors set out in this MD&A is not exhaustive of the factors that may affect any forward-looking statements of the Company. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the security holders of the Company should not place undue reliance on forward-looking statements.
Market and Industry Data
This MD&A includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A or ascertained the underlying economic assumptions relied upon by such sources.